FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

June 29, 2005

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission file number: 333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street

Moscow 109147

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

LICENSE OF MTS’ SUBSIDIARY IN TURKMENISTAN REVOKED

Moscow, Russia – June 29, 2005 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT) announces that the Ministry of Communications in Turkmenistan has revoked the mobile services license of US incorporated Barash Communications Technologies, Inc. (BCTI), a 51% stake of which was recently acquired by MTS.

On June 27, 2005 MTS announced its acquisition of a 51% controlling stake in BCTI, a company incorporated in Texas, USA, whose branch provides mobile phone services in the Republic of Turkmenistan.

The following day MTS received official notice from the Communications Ministry of Turkmenistan stating that it had revoked the license held by BCTI to provide mobile services in the country. Under these circumstances, the company is currently unable to provide mobile phone services legally to its customers in Turkmenistan.

MTS strongly believes that the Communications Ministry of Turkmenistan has no legal grounds to revoke the license, and the Company will take all appropriate measures to resolve the situation and ensure the integrity of its subsidiary’s operations in Turkmenistan.

Commenting on this development, Vassily Sidorov, MTS’ President and CEO, said: “We are very surprised by the decision to revoke BCTI’s license. We made several attempts to clarify the details of the acquisition with the Government of Turkmenistan, and we believe that the Ministry’s decision could be based on a simple misunderstanding. We are seeking a quick resolution of this matter in order for us to realize our plans to invest in the telecommunications infrastructure of Turkmenistan to build a successful mobile operations and benefit the Turkmen economy.”

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For further information contact:

Mobile TeleSystems, Moscow	tel: +7 095 911-65-53
Andrey Braginski, Investor Relations	e-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 42.36 million subscribers. The regions of Russia, as well as Belarus, Ukraine and Uzbekistan, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 226.5 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	Vassily Sidorov
Name: Vassily Sidorov
Title: President/CEO

Date: June 29, 2005